Exhibit 99.5

VOTING PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 659,383 special voting shares (the “Special Voting Shares”) in the capital of the Company for which it has issued a corresponding number of special voting depository receipts to Almacenes Éxito S.A. (the “Shareholder”).

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present voting proxy (the “Voting Proxy”) to the Shareholder.

HEREBY DECLARES

1.                                      The Voting Depository hereby irrevocably grants the Voting Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

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b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

4.                                      The relationship between the Voting Depository and the Shareholder under this Voting Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

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Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Name	:
Title	: managing director
Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

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VOTING PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, 190,974,069 special voting shares (the “Special Voting Shares”) in the capital of the Company for which it has issued a corresponding number of special voting depository receipts to Casino, Guichard-Perrachon S.A. (the “Shareholder”).

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present voting proxy (the “Voting Proxy”) to the Shareholder.

HEREBY DECLARES

1.                                      The Voting Depository hereby irrevocably grants the Voting Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

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b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

4.                                      The relationship between the Voting Depository and the Shareholder under this Voting Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

2

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Name	:
Title	: managing director
Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	:

3

VOTING PROXY

STICHTING CNOVA SPECIAL VOTING SHARES

THE UNDERSIGNED

Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”).

RECITALS

A.                                   On May 18, 2016, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2016 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   The board of directors of the Voting Depository has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

C.                                   The Voting Depository holds, among others, of 220,481,500 special voting shares (the “Special Voting Shares”) in the capital of the Company for which it has issued a corresponding number of special voting depository receipts to Marneylectro B.V. (the “Shareholder”).

D.                                   In accordance with Article 5.1 sub a. of the Terms, the Shareholder has requested a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling it to vote the Special Voting Shares on behalf of the Voting Depositary, with the right of substitution.

E.                                   The Voting Depository now wishes to grant the present voting proxy (the “Voting Proxy”) to the Shareholder.

HEREBY DECLARES

1.                                      The Voting Depository hereby irrevocably grants the Voting Proxy to the Shareholder in order to perform the following acts for and on behalf of the Voting Depository:

a.                                       to attend, in the name and on behalf of the Voting Depository, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Special Voting Shares, in respect of all matters set out on the Agenda, at the Shareholders’ absolute discretion; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Shareholder is authorised to act also as an attorney-in-fact of one or more counterparties of the Voting Depository.

4.                                      The relationship between the Voting Depository and the Shareholder under this Voting Proxy is governed exclusively by the laws of the Netherlands.

(signature page follows)

Signature page to a power of attorney

Stichting Cnova Special Voting Shares

Name	:
Title	: managing director
Date	:

Vistra B.V., as managing director		Vistra B.V., as managing director
Name	:	Name	:
Title	:	Title	:
Date	:	Date	: